                                            ------------------------------------
                                                      OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:     3235-0360
                                            Expires:   July 31, 2003
                                            Estimated average burden
                                            hours per response ............ 0.15
                                            ------------------------------------


                                       United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549

                                       FORM N-17f-2

                    Certificate of Accounting of Securities and Similar
                               Investments in the Custody of
                              Management Investment Companies

                         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


------------------------------------------------------------------------------------------
1. Investment Company Act File Number:               Date examination completed:
   811-05010                                         12/31/03
------------------------------------------------------------------------------------------
2. State identification Number:
  ----------------------------------------------------------------------------------------
  AL             AK            AZ             AR             CA             CO
  ----------------------------------------------------------------------------------------
  CT             DE            DC             FL             GA             HI
  ----------------------------------------------------------------------------------------
  ID             IL            IN             IA             KS             KY
  ----------------------------------------------------------------------------------------
  LA             ME            MD             MA             MI             MN
  ----------------------------------------------------------------------------------------
  MS             MO            MT             NE             NV             NH
  ----------------------------------------------------------------------------------------
  NJ             NM            NY             NC             ND             OH
  ----------------------------------------------------------------------------------------
  OK             OR            PA             RI             SC             SD
  ----------------------------------------------------------------------------------------
  TN             TX            UT             VT             VA             WA
  ----------------------------------------------------------------------------------------
  WV             WI            WY             PUERTO RICO
  ----------------------------------------------------------------------------------------
  Other (specify):
  ----------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
   Huntington Funds
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
   3805 Edward Rd, Suite 350, Cincinnati, OH 45209
------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

                                Huntington Funds
                                 41 S. High St.
                               Columbus, OH 43287

February 16, 2004

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

We, as members of management of Huntington Funds - individually the Money Market Fund, Ohio Municipal Money Market Fund, Florida Tax-Free Money Fund, U.S. Treasury Money Market Fund, Growth Fund, Income Equity Fund, Rotating Markets Fund, Dividend Capture Fund, Mid Corp America Fund, New Economy Fund, Situs Small Cap Fund, Mortgage Security Fund, Ohio Tax-Free Fund, Michigan Tax-Free Fund, Fixed Income Securities Fund, Intermediate Government Income Fund, and Short/Intermediate Fixed Income Securities Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from June 30, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from June 30, 2003 through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

Huntington Funds

By: /s/ Bryan Haft

Bryan Haft
Treasurer
Huntington Funds

                         Independent Accountant's Report


To the Board of Trustees of
The Huntington Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Huntington Funds - the Huntington Money Market Fund, Huntington Ohio Municipal Money Market Fund, Huntington Florida Tax-Free Money Fund, Huntington U.S. Treasury Money Market Fund, Huntington Growth Fund, Huntington Income Equity Fund, Huntington Rotating Markets Fund, Huntington Dividend Capture Fund, Huntington Mid Corp America Fund, Huntington New Economy Fund, Huntington Situs Small Cap Fund, Huntington Mortgage Securities Fund, Huntington Ohio Tax-Free Fund, Huntington Michigan Tax-Free Fund, Huntington Fixed Income Securities Fund, Huntington Intermediate Government Income Fund, and Huntington Short/Intermediate Fixed Income Securities Fund (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from June 30, 2003 (the date of our last examination), through December 31, 2003:

     1. Confirmation of all securities held as of December 31, 2003 by institutions in book entry form by the Federal Reserve Bank of Boston, the Bank of New York and Depository Trust Company (sub-custodians to the Funds);

     2. Confirmation of all securities out for transfer with brokers or, where satisfactory confirmation was not received, subsequent receipt or delivery of such securities was substantiated;

     3. Reconciliation of all such securities to the books and records of the Funds and The Huntington National Bank, as custodian;

     4. Confirmation of all repurchase agreements as of December 31, 2003 with brokers/banks and agreement of underlying collateral with The Huntington National Bank records; and

     5. Agreement of selected security purchases and sales since June 30, 2003, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and for the period from June 30, 2003 through December 31, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Columbus, Ohio
February 18, 2004